SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chinawe.com Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

169464 10 4

(CUSIP Number)

Mr. Man Keung Wei

c/o Chinawe.com Inc.

Room 1208, Block A

Fuk Keung Industrial Building

66-68 Tong Mei Road

Kowloon, Hong Kong

Telephone: (852) 91996480

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 169464 10 4

1.	NAMES OF REPORTING PERSONS: Man Keung Wai

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Chinese

NUMBER OF	7.	SOLE VOTING POWER:	25,854,090
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER:	25,854,090
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,854,090

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP NO. 169464 10 4

1.	NAMES OF REPORTING PERSONS: Gonet Associates Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Non-U.S. entity

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
British Virgin Islands

NUMBER OF	7.	SOLE VOTING POWER:	25,854,090
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER:	25,854,090
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,854,090

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Man Keung Wai (“Mr. Wai”) and Gonet Associates Limited, a British Virgin Islands company (“Gonet”), hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on March 26, 2001.

This Schedule relates to the common stock, par value $.001 per share (“Common Stock”), of Chinawe.com Inc., a California corporation (the “Issuer”).

“Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following text as and for the last paragraph thereof:

“On January 3, 2018, Charter One Investments Limited, a British Virgin Islands company, gave Gonet 3,800,000 shares of Common Stock as a gift (the “Gift”).”

“Item 4. Purpose of Transaction

Item 4 of the Schedule is hereby amended by inserting the following text as and for the last paragraph thereof:

“Notwithstanding anything to the contrary contained in the preceding paragraph of this Item 4, from time to time Gonet receives offers to purchase some or all of its ownership interest in the Issuer. Gonet evaluates each such offer on its merits and, if a future offer is deemed acceptable, could sell all or part of its ownership interest in the Issuer.”

“Item 5.           Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) As of January 3, 2018, the aggregate number of shares of Common Stock beneficially owned (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by Mr. Wai, through his control of Gonet, and Gonet is 25,854,090, constituting approximately 59% of the shares of Common Stock outstanding, based on the 43,800,000 shares of Common Stock reported by the Issuer to be issued and outstanding.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Gonet has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 25,854,090 shares of Common Stock, but Mr. Wai, by virtue of his ownership interest in and position with Gonet, has the power to vote and to dispose of all of such shares of Common Stock.”

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Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c)      Except for the Gift, neither Mr. Wai nor Gonet effected any transactions in shares of the Common Stock during the past sixty days.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2018

GONET ASSOCIATES LIMITED

By:	/s/ Man Keung Wai
Man Keung Wai
Director

/s/ Man Keung Wai
Man Keung Wai

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